Exhibit 99.1

Former CFO of GSK’s Global Vaccines Business Mr. Jay Green Joins BiondVax’s Board of Directors

Jerusalem, Israel – December 27, 2021 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biopharmaceutical company focused on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses, today announced that all proposed resolutions were approved at today’s Annual General Meeting of Shareholders, including the election of Mr. Jay Green to the Company’s Board of Directors. Mr. Green recently completed a six-year term as Senior Vice President Finance and CFO of GlaxoSmithKline plc’s (NYSE: GSK) global vaccines business. Concurrently, Mr. Isaac Devash retired from the Board of Directors.

Mark Germain, BiondVax’s Chairman of the Board of Directors, stated, “We’re very excited to have Jay join our board of directors, particularly as we relaunch the company’s R&D efforts around the unique nanosized antibody (NanoAb) program in collaboration with the Max Planck Institute. Jay’s experience serving as GSK Vaccine’s SVP Finance/CFO and his current involvement in the global COVID-19 response as an advisor to Gavi for COVAX is highly relevant and adds a significant dimension to our Board. We aim to leverage his broad knowledge and deep connections as we progress in developing our NanoAbs program, beginning with a highly promising COVID-19 therapy.”

Continued Mr. Germain, “On a personal note, I wish to thank Isaac Devash for his many years of valued service to BiondVax. Isaac has been a dedicated leader on the board and instrumental and highly supportive in our efforts to relaunch the company. He remains a friend to the company and through our successful turnaround we intend to make him proud of the time and effort he has devoted.”

Jay Green commented, “I am pleased to join BiondVax as we begin work on the nanosized antibody (NanoAb) pipeline towards new and improved therapies for multiple diseases with substantial commercial potential. BiondVax is a company with significant opportunity, at a new and exciting inflection point, and I look forward to helping them deliver value to both patients and investors in the near and long term.”

About Jay Green

Mr. Jay Green, CPA, CA, MAcc, recently completed a 19-year career with GSK across several progressive leadership positions in GSK’s three businesses of consumer healthcare, pharmaceuticals, and vaccines, as well as corporate development. He also led GSK’s global enterprise resource planning (ERP) program, one of the largest IT-enabled business transformation programs in the company’s history. Mr. Green most recently served from 2014 to 2020 as Senior Vice President, Finance and CFO of GSK’s global vaccines business. Since 2020, Mr. Green has served in an advisory role to Gavi for COVAX, an international initiative to support equitable distribution of COVID-19 vaccines. He is a Chartered Professional Accountant who holds a Master of Accounting from the University of Waterloo, Ontario, Canada.

About BiondVax

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biopharmaceutical company focused on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses. Since its inception, the company has executed eight clinical trials including a seven country, 12,400 participant Phase 3 trial of its vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms, beginning with an innovative nanosized antibody pipeline. For more information, please visit www.biondvax.com.

Contact Details

Company: Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Investor Relations: Kenny Green | +1 212 378 8040 | kgreen@edisongroup.com

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding execution of an additional agreement with the Max Planck Society and the University Medical Center Göttingen; the therapeutic and commercial potential of NanoAbs; the company’s NanoAb program, the potential for NanoAbs to safely and effectively target COVID-19, and the timing of preclinical and clinical data for NanoAbs and the timing of future clinical trial data. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that BiondVax will not execute an additional agreement with the Max Planck Society and the University Medical Center Göttingen or that it will be delayed; the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk of a delay in the preclinical and clinical data for NanoAbs, if any; the risk that BiondVax and EIB will not reach agreement with respect to the restructuring of the loan from EIB; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax; the risk that BiondVax may not execute a strategic alternative to M-001 or implement a strategy that will diversify BiondVax’s risk, and, if executed, may not be successful; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2021. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com